Exhibit 23.0

Consent of Beard Miller Company LLP

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-122247 and No. 333-129849) of BV Financial, Inc. of our report dated September 6, 2006, except for note 1, Earnings per share, as to which the date is February 23, 2007, relating to the consolidated financial statements of BV Financial, Inc., which appears in this Form 10-KSB/A.

Beard Miller Company LLP

Baltimore, Maryland

February 23, 2007